EXHIBIT 19.1

NIAGEN BIOSCIENCE, INC.	Date Issued: 7/23/2025	Page #: 1 of 7
Policy INSIDER TRADING COMPLIANCE	Approved By: Board of Directors Department: Legal Applies To: Worldwide Operations

Statement of Purpose
Niagen Bioscience, Inc. (the “Company”) has adopted this Insider Trading Policy (the “Policy”) in order to take an active role in the prevention of insider trading violations by officers, directors, employees and other related individuals of the Company and its subsidiaries. The Company’s Board of Directors has adopted this Policy to promote compliance with U.S. federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) engaging in transactions in the securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.
Persons Subject to this Policy
Transactions by Officers, Directors and Employees
The Policy applies to you—namely, the officers, directors and all other employees of the Company or its subsidiaries, together with additional persons specially designated by the Company. All references in this Policy to the words “you” and “your” should be so understood.
Transactions by Family Members and Others
This Policy also applies to your family members who reside in your household (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who does not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore you should make them aware of the need to confer with you before they trade in Company securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.
Transactions by Entities that You Influence or Control
This Policy also applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.
Transactions by Designated Insiders
The Company may also designate that other persons should be subject to this Policy from time-to-time, such as contractors or consultants who have access to material nonpublic information.
All of the persons described above who are subject to this Policy are referred to in this Policy as “Insiders”.
Covered Transactions
This Policy applies to all transactions in Company securities, including common stock, stock appreciation rights, options and any other securities the Company may issue from time to time, such as preferred stock, notes, warrants and convertible securities, as well as to derivative securities relating to Company securities, whether or not issued by the Company, such as publicly-traded options or swaps related to the Company’s securities.

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This Policy applies to the trading of securities in any form of transaction, including but not limited to: (i) purchases and sales of Company securities in public markets; (ii) sales of Company securities obtained through the exercise of employee stock appreciation rights or stock options granted by the Company;
(iii) making or receiving gifts of Company securities, including charitable donations; (iv) exercises or conversions of derivative transactions; or (v) offers or proposals to conduct any of the transactions listed above.
This Policy continues to apply to transactions in Company securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service to the Company terminates, that individual may not engage in transactions in Company securities until that information has become public or is no longer material.
Prohibited Transactions
The Use of Material Nonpublic Information in Any Form
No Insider shall engage in any transaction involving Company securities, including any offer to purchase or offer to sell, during any period while the Insider possesses material nonpublic information (described under “Definition of Material Nonpublic Information” below) concerning the Company or its subsidiaries, or recommend that others engage in transactions in any Company securities.
No Insider shall disclose (“tip”) material nonpublic information about the Company or its subsidiaries to any other person within the Company whose jobs do not require them to have that information, or outside the Company to other persons, including but not limited to, family, friends, business associates, investors, and consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection and authorized disclosure of information regarding the Company contained in the Company’s Confidential Company Information Policy (Policy 7.41).
No Insider shall engage in any transaction involving the purchase or sale of another company’s securities while in possession of material nonpublic information about such company when that information is obtained in the course of employment with, or the performance of services on behalf of, the Company or any of its subsidiaries, until the information becomes public or is no longer material.
Confidentiality of Company Information
All Insiders must maintain the confidentiality of nonpublic Company information for competitive, security and other business reasons, as well as to comply with securities laws. The unauthorized disclosure of such information is forbidden, as set forth in this Policy and the Company’s Confidential Company Information Policy (Policy 7.41).
Rules of the Securities and Exchange Commission (“SEC”) and The Nasdaq Stock Market LLC (Nasdaq) govern the timing and nature of the Company’s disclosure of material nonpublic information to outsiders or the public. Violation of these rules could result in substantial liability for you, the Company and its management. For this reason, the Company permits only specifically designated representatives of the Company to discuss the Company with the news media, securities analysts and investors. If you receive inquiries of this nature, refer them to Investor Relations.
Other Prohibited Transactions
It is against Company policy for Insiders to engage in speculative transactions in Company securities, or certain other transactions that may permit an investor to benefit from the material nonpublic information of the Company or its subsidiaries. As such, it is against Company policy for Insiders to engage in any of the following activities with respect to any Company securities:
•Short Sales. Insiders may not sell Company securities short.

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•Options trading. Insiders may not buy or sell puts or calls or other derivative securities on Company securities.
•Trading on margin or pledging. Insiders may not hold Company securities in a margin account or pledge Company securities as collateral for a loan.
•Hedging. Insiders may not enter into hedging or monetization transactions or similar arrangements (including but not limited to such as prepaid variable forwards, equity swaps, collars and exchange funds) with respect to Company securities.
Open Trading Window and Black-Out Periods
Insiders are prohibited from buying, selling or otherwise effecting transactions in any Company securities or derivative securities involving Company securities except during the trading window which begins at the open of market on the trading day after one full trading day has elapsed following the public disclosure of the Company’s financial results for the preceding calendar quarter or year and ending at the close of market on the 14th calendar day prior to the end of the then current quarter (the “Open Window”). Periods outside of an Open Window are referred to as a “Blackout Period.” As an example, if the Company reports on its third quarter financial results in a given year after the market closes on November 10 and the fourth quarter ends on December 31, the applicable Open Window for that quarter would start on the market’s open on November 12 and extend until the market’s close on December 17.
In addition, from time to time, the Company, through the Insider Trading Compliance Manager, may impose special Blackout Periods during which certain persons and their Family Members and Controlled Entities will be prohibited from buying, selling or otherwise effecting transactions in any Company securities or derivative securities involving Company securities, even though the trading window would otherwise be open. If a special Blackout Period is imposed, the Company will notify affected individuals, who should thereafter not engage in any transaction involving the purchase or sale of Company securities and should not disclose to others the existence of a special Blackout Period.
It should be noted that even during the Open Window, any person possessing material nonpublic information of the Company, or its subsidiaries cannot engage in any transaction in Company securities until the open of market on the trading day after one full trading day has elapsed following the public disclosure of such information, whether or not the Company has notified such person of the existence of a black-out period.
Additional Restrictions Applicable to Certain Persons
Those persons identified on Exhibit A, as may be amended from time to time by the Insider Trading Compliance Manager (as defined under “Insider Trading Compliance Manager” below) (each, a “Covered Person”), as well as the Family Members and Controlled Entities of such persons, are likely to be in possession of material nonpublic information on a regular basis and are, therefore, subject to the following additional policies.
Short-Term Trading
Covered Persons and their Family Members and Controlled Entities are prohibited from engaging in “short-swing” transactions with respect to Company securities, defined as a purchase and a sale of Company securities (or a sale and a purchase of Company securities) within a six-month period.
Pre-clearance of Transactions
Covered Persons and their Family Members and Controlled Entities are prohibited from trading in Company securities, even during the Open Window, unless they have obtained pre-clearance to commence trading in Company securities from the Insider Trading Compliance Manager. Other Insiders are encouraged to pre-clear trades in Company securities with the Insider Trading Compliance Manager. All requests for pre-clearance must be submitted to the Insider Trading Compliance Manager at least two business days prior to making the proposed transaction. If a transaction is approved, it may

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be executed at any time after approval is received and before the earlier of (i) seven calendar days after the approval is granted and (ii) when such person becomes in possession of material nonpublic information (the “Approved Trading Period”). If the transaction does not occur during the Approved Trading Period, pre-clearance of the transaction must be re-requested. Approval is automatically withdrawn if the Covered Person acquires material nonpublic information concerning the Company before the occurrence of the proposed transaction. In addition, the Insider Trading Compliance Manager may revoke pre-clearance at any time before the occurrence of the transaction.
The Insider Trading Compliance Manager is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade.
From time to time, the Company may find it necessary to require pre-clearance of trades in Company securities for certain Insiders, in addition to Covered Persons. If this becomes necessary, the Company will notify affected individuals, who should thereafter comply with the pre-clearance procedures described herein.
The Insider Trading Compliance Manager may not trade in Company securities unless the Company’s Chief Financial Officer, in consultation with the Company’s outside counsel, has approved the trade in accordance with the procedures set forth herein.
Exemptions from this Policy
Adoption and Effect of Rule 10b5-1 Trading Plans
The Company permits directors, officers and other employees to adopt trading plans in accordance with Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended (a “10b5-1 trading plan”). The restrictions on trading set forth in this Policy shall not apply to trades made pursuant to a 10b5-1 trading plan, provided that the plan complies with the requirements set forth herein.
A person may not enter into a 10b5-1 trading plan during a black-out period or while such person is in possession of material nonpublic information. Once the plan is adopted, such person may not exercise any influence over the amount of securities to be traded, the price at which the securities are to be traded or the date of the trade. Accordingly, the plan must either specify these terms or delegate discretion to decide such terms to a third party. The plan must include a cooling-off period before trading can commence that, for directors or officers, ends on the later of 90 days after the adoption of the Rule 10b5-1 plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan), and for persons other than directors or officers, 30 days following the adoption or modification of a Rule 10b5-1 plan. A person may not enter into overlapping Rule 10b5-1 plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 plan during any 12-month period (subject to certain exceptions). Directors and officers must include a representation in their Rule 10b5-1 plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b5-1 plan must act in good faith with respect to that plan.
All 10b5-1 trading plans must be pre-approved and submitted for approval to the Insider Trading Compliance Manager at least five days prior to entry into the 10b5-1 trading plan, and any amendment, modification or termination of an existing 10b5-1 plan must be pre-approved, in writing by the Insider Trading Compliance Manager.
Employee Stock Purchase Plan
This Policy does not apply to purchases of Company securities in the Company employee stock purchase plan (“ESPP”) resulting from the periodic contribution of money to the ESPP pursuant to the election made at the time of enrollment in the ESPP. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the ESPP, provided that elections to participate by lump sum payment were made at the beginning of the applicable enrollment period.

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This Policy does apply, however, to elections to participate in the plan for any enrollment period (and any changes to such election), and to sales or other transactions involving Company securities purchased pursuant to the ESPP.
Additional Exemptions
The following transactions are exempt from the Open Window and Blackout Period restrictions set forth above, but Covered Persons, and their Family Members and Controlled Entities, must obtain pre-clearance before engaging in these transactions regardless of when they are executed.
The exercise of stock options under Company equity plans with either (i) a cash payment of the exercise price, or (ii) the surrender of shares to the Company in payment of the exercise price, in each case in a manner permitted by the applicable equity award agreement, is exempt from the restrictions on not trading during Blackout Periods set forth in this Policy since the other party to these transactions is the Company. This exemption does not apply to the sale of any shares issued upon such exercise and it does not apply to a “broker assisted” cashless exercise of options, which is accomplished by a sale of a portion of the shares issued upon exercise of an option.
The withholding of shares to satisfy a tax obligation upon the vesting of restricted stock or restricted stock units or upon the exercise of stock options is exempt from the restrictions on trading during Blackout Periods set forth in this Policy, as is the vesting of Company stock options, restricted stock, restricted stock units and stock appreciation rights. Broker assisted cashless exercises, however, which involve the broker selling some or all of the shares underlying stock options on the open market to satisfy the exercise price, are subject to all of the restrictions on trading set forth in this Policy.
In addition, bona fide gifts of Company securities are exempt from the Open Window and Blackout Period restrictions of this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company’s securities (i) while such person is aware of material non-public information or (ii) during a current Blackout Period.
Consequences for Violation
Penalties for trading on or communicating material nonpublic information can be severe, both for the individuals involved in such unlawful conduct and their employers and supervisors, and may include jail time, criminal fines, and civil penalties or enforcement injunctions. These violations are pursued vigorously by the SEC, U.S. Attorneys and state and foreign enforcement authorities. In addition, a person who tips others (a “tipper”) may also be liable for transactions engaged in by those to whom he or she has disclosed material nonpublic information (each, a “tippee”). Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction. Furthermore, the SEC can seek substantial civil penalties from any person who directly or indirectly controls a person who has committed an insider trading violation, which would apply to the Company as well as management and supervisory personnel. These control persons can be subject to SEC penalties, even for violations that result in a small or no profit. Given the severity of potential penalties, compliance with this Policy is absolutely mandatory.
Employees who violate this Policy are subject to disciplinary action by the Company, including termination of employment.
Individual Responsibility
Every Insider has the individual responsibility to comply with this Policy and the applicable laws of his or her country of residence. An Insider may, from time to time, have to forego a proposed transaction in Company securities even if he or she planned to execute the transaction before learning of the material nonpublic information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

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Insider Trading Compliance Manager
The Company’s Chief Financial Officer, or, in his or her absence, the General Counsel, shall serve as the Insider Trading Compliance Manager (the “Insider Trading Compliance Manager”). The Insider Trading Compliance Manager is responsible for overseeing this Policy’s implementation and enforcement. The duties of the Insider Trading Compliance Manager include, but are not limited to:
•Causing the circulation of this Policy (and/or a summary thereof) to all Insiders on an annual basis and providing the Policy and other appropriate materials to new Insiders.
•Responding to pre-clearance requests.
•Responding to requests to approve 10b5-1 plans.
•Responding to any questions relating to the Policy, including whether information constitutes material nonpublic information.
•Imposing and notifying Insiders of special black-out periods and expanded pre-clearance requirements.
•Periodically reviewing Exhibit A to determine whether it needs to be updated.
•Assisting, as requested, in the preparation and filing of Section 16 reports (Forms 3, 4 and 5) for Section 16 reporting persons and serving as the designated recipient at the Company of copies of such reports.
•Periodically reminding all Section 16 reporting persons regarding their obligations to report.
•Coordinating with Company counsel regarding compliance activities with respect to Rule 144 requirements.
•Coordinating with Company counsel regarding changing requirements and recommendations for compliance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and insider trading laws to ensure that the Policy is amended as necessary to comply with such requirements.
•Providing a reporting system with an effective mechanism for the protection of whistleblowers.
Actions to be performed by the Insider Trading Compliance Manager hereunder may be performed by his or her designee, provided that pre-clearance and 10b5-1 trading plan approval authority may only be delegated to another employee whom the Insider Trading Compliance Manager has a reasonable basis to conclude is adequately familiar with applicable securities laws.
Questions regarding this Policy should be directed to the Insider Trading Compliance Manager.
Additional Securities Law Matters
Section 16
Directors, officers and greater than 10% beneficial owners of the Company’s common stock (each, a “Section 16 Insider”) will also be required to comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that (i) Section 16 Insiders will be required to report transactions in Company securities, including gifts (usually within two business days of the date of the transaction) and (ii) Section 16 Insiders who purchase and sell Company securities within a six-month period (subject to certain exceptions set forth in the SEC rules) will be required to disgorge all profits to the Company, regardless of whether they were in possession of any material nonpublic information at the time of such transaction.

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Rule 144
If you are a director or an executive officer, you may be deemed to be an “affiliate” of the Company. Consequently, shares of Company common stock held by you may be considered to be “restricted securities” or “control securities,” the sale of which are subject to compliance with Rule 144 under the Securities Act of 1933, as amended (or any other applicable exemption under the federal securities laws). If this is the case, note that Rule 144 places limits on the number of shares you may be able to sell and provides that certain procedures must be followed before you can sell shares of Company common stock. Contact the Insider Trading Compliance Manager for more information on Rule 144.
Definition of Material Nonpublic Information
Nonpublic information is information that is not generally known or available to the public. The Company considers information to be available to the public only when (i) it has been released to the public by the Company through appropriate channels (e.g., press release, Form 8-K), and (ii) sufficient time has elapsed to permit the marketplace to absorb and evaluate the information. Generally, information will be considered nonpublic until one full trading day has lapsed following the Company’s release of such information.
Information should be regarded as material if there is a substantial likelihood that it would be considered important to a reasonable investor in making a decision to buy, hold or sell securities. Any information that impacts price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances. Material information is not limited to historical facts, and may also include projections and forecasts about the future. Either positive or negative information may be material.
Common examples of material information include, but are not limited to:
•Significant new products, discoveries, or advances in research.
•Reports of financial results or projections by the Company’s officers of future earnings or losses.
•The gain or loss of a substantial customer or supplier.
•Changes in management, directors, or auditors.
•Development of a significant new product, process or service.
•News of a pending or proposed change of control of the Company, merger, acquisition, tender offer, exchange offer, significant sale of assets or the disposition of a subsidiary.
•The declaration of a stock split, changes in dividend policy, or the contemplated or proposed offering, redemption or repurchase of securities.
•Impending bankruptcy, extraordinary borrowings, or financial liquidity problems.
•The establishment of a repurchase program for Company securities.

•A significant cybersecurity incident.

•Significant litigation related to the Company.

Federal, state and Financial Industry Regulatory Authority (FINRA) investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so Insiders should always err on the side of deciding that the information is material and not trade. Questions concerning whether nonpublic information is material can be directed to the Insider Trading Compliance Manager.